Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Return Optimization Securities with Contingent Protection linked to the S&P 500® Index due July 31, 2013	$4,162,860	$296.81
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009 and Product Supplement dated January 21, 2009)

UBS AG $4,162,860 Return Optimization Securities with Contingent Protection Linked to the S&P 500® Index due July 31, 2013

Investment Description

UBS AG Return Optimization Securities with Contingent Protection (the “ROS” or “Securities”) are senior unsecured debt securities issued by UBS AG (“UBS”) linked to the performance of the S&P 500® Index (the “Index”). ROS are designed to enhance index returns in a moderate-return environment — meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus 1.5 times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is between 0 and -30% (inclusive), at maturity you will receive your principal. If the Index Return is below -30% (the “Trigger Level”), at maturity you will lose 1% (or a fraction thereof) of your principal for every 1% (or a fraction thereof) that the Index Return is below 0%. Accordingly, if the Index has declined more than 30% as of the Final Valuation Date, you may lose up to 100% of your principal. The contingent protection feature applies only if you hold your ROS to maturity. Any payment on the ROS, including any contingent protection feature, is subject to the creditworthiness of UBS.

Features
☐	Core Investment Opportunity: At maturity, the ROS enhance any positive returns of the Index up to the Maximum Gain while providing a contingent initial cushion from negative Index Returns. In moderate-return environments, this strategy provides an opportunity to outperform investments that track the performance of the Index.
☐	Contingent Protection Feature: At maturity, you may be entitled to receive a cash payment equal to your principal under certain limited circumstances even though the Index Return is negative. Contingent protection only applies if the ROS are held to maturity, and is subject to the creditworthiness of UBS.

Key Dates

Trade Date*	July 28, 2010
Settlement Date*	July 30, 2010
Final Valuation Date**	July 26, 2013
Maturity Date**	July 31, 2013
*	We expect to deliver the Securities against payment on or about the second business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.
**	Subject to postponement in the event of a market disruption event. See “Maturity Date” and “Final Valuation Date” under “General Terms of the ROS” in the ROS CP product supplement.
Security Offering

We are offering the Return Optimization Securities with Contingent Protection linked to the S&P 500® Index. The return on the ROS are subject to, and will not exceed, the Maximum Gain or the corresponding Maximum Payment at Maturity per $10.00 Security. The ROS are offered at a minimum investment of $1,000, or 100 securities at $10.00 per Security, and integral multiples of $10.00 in excess thereof.

Securities	Index Symbol*	Maximum Gain	Maximum Payment at Maturity per $10.00 Security	Index Starting Level	Trigger Level**	CUSIP	ISIN
ROS linked to the S&P 500® Index	SPX	58.60%	$15.86	1106.13	774.29	90267C524	US90267C5242
*	Bloomberg, L.P.
**	The Trigger Level is equal to 70% of the Index Starting Level.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS CP product supplement and accompanying prospectus, as supplemented by the Index supplement and this pricing supplement. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-12 of the ROS CP product supplement for risks related to an investment in the ROS. Your ROS do not guarantee a return of principal. An Index Return of less than -30% will result in a loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, the ROS CP product supplement, the Index supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.25	$9.75
Total	$4,162,860	$104,071.50	$4,058,788.50

UBS Financial Services Inc.	UBS Securities LLC

Pricing Supplement Dated July 28, 2010

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the ROS and an index supplement for various securities we may offer, including the ROS), with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS CP product supplement and the Index supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	ROS with Contingent Protection product supplement dated January 21, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000099/v137167_690304-424b2.htm

♦	Index supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this pricing supplement, “ROS” and “Securities” refers to the Return Optimization Securities with Contingent Protection that are offered hereby, unless the context otherwise requires. Also, references to the “ROS CP product supplement” mean the UBS product supplement for Return Optimization Securities with Contingent Protection, dated January 21, 2009, references to the “Index supplement” mean the UBS Index supplement, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 13, 2009.

Investor Suitability

The ROS may be suitable for you if:

♦	You believe that the Index will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed an amount equal to the Maximum Gain
♦	You are willing and able to lose up to 100% of your principal amount if the Index Return is less than -30%
♦	You seek an investment that offers contingent protection when the ROS are held to maturity
♦	You do not seek current income from this investment
♦	You are willing to hold the ROS to maturity, a term of 3 years, and are willing to accept that there may be no secondary market for the ROS
♦	You are willing to invest in the ROS based on the Maximum Gain
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the ROS

The ROS may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the Maximum Gain
♦	You seek an investment that is 100% principal protected
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity, a term of 3 years
♦	You seek an investment for which there will be an active secondary market
♦	You are unable or unwilling to assume the credit risk associated with UBS, as Issuer of the ROS

The investor suitability considerations identified above are not exhaustive. Whether or not the ROS are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the ROS in light of your particular circumstances. You should also review “Key Risks” on page 4 of this pricing supplement and the more detailed “Risk Factors” beginning on PS-12 of the ROS CP product supplement for risks related to an investment in the ROS.

Final Terms

Issuer	UBS AG, London Branch
Issue Price	$10.00 per ROS
Term	3 years
Maximum Gain	58.60%
Multiplier	1.5
Payment at Maturity(1) (per $10.00)	If the Index Return (as defined below) is positive and when multiplied by the Multiplier is equal to or greater than the Maximum Gain, you will receive:
$10.00 + ($10.00 × Maximum Gain)
If the Index Return is positive and when multiplied by the Multiplier is less than the Maximum Gain, you will receive:
$10.00 + ($10.00 × 1.5 × Index Return)
If the Index Return is between 0% and -30% (inclusive), you will receive 100% of your principal.
If the Index Return is less than -30%, you will lose 1% of your principal (or a fraction thereof) for each percentage point (or a fraction thereof) that the Index Return is below 0%.
Accordingly, if the Index has declined by more than 30% at the time of maturity of your ROS, you may lose up to 100% of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	1106.13, which is the closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date
Trigger Level	774.29, which is equal to 70% of the Index Starting Level

Determining Payment at Maturity

If the Index Return is less than -30% you will lose 1% (or a fraction thereof) on the principal amount of your ROS for every 1% (or a fraction thereof) the Index Return is below 0%. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10.00 + ($10.00 × Index Return)

As such, you could lose up to 100% of your principal depending on how much the Index declines over the term of the ROS.

(1)	Contingent protection is provided by UBS and, therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.

Key Risks
♦	Contingent protection only if you hold the ROS to maturity — You may be entitled to receive at least the principal amount of your ROS under certain limited circumstances only if you hold your ROS to maturity. The market value of the ROS may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your ROS in the secondary market prior to maturity, you will not receive any contingent protection on the portion of your ROS sold. You should be willing to hold your ROS to maturity.
♦	Your contingent protection may terminate on the final valuation date — If the ending level is greater than or equal to the trigger level, your initial investment in the Securities will be protected, subject to the credit of UBS. We refer to this feature as contingent protection. However, if the ending level is less than the trigger level, at maturity you will be fully exposed to any depreciation in the closing level of the Index. Under these circumstances, your initial investment will be reduced by 1% for every 1% that the closing level is less than the starting level.
♦	At maturity, you risk losing some or all of your principal — If the Index Return is less than -30% you will lose 1% (or a fraction thereof) of your principal for each 1% (or fraction thereof) that the Index Return is less than 0%. Accordingly, if the level of the Index has declined by more than 30% as of the Final Valuation Date, you risk losing 100% of your principal.
♦	Your return potential is limited — If the Index Return is positive, the Index Return will be multiplied by the Multiplier, subject to the Maximum Gain on the ROS. Therefore, you will not benefit from any positive Index Return, multiplied by the Multiplier, in excess of the Maximum Gain.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your ROS prior to maturity could be at a substantial discount from the initial price to public, and as a result, you may suffer substantial loss.
♦	Credit of UBS — The ROS are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS, including any contingent protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ROS and, in the event UBS were to default on its obligations, you may not receive the contingent protection or any other amounts owed to you under the terms of the ROS.
♦	Market risk — The return on the ROS is directly linked to the performance of the Index and indirectly linked to the value of the stocks comprising the Index (``index constituent stocks”), and will depend on whether, and the extent to which, the index return is positive. The levels of the Index can rise or fall sharply due to factors specific to the index constituent stocks, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. You may lose some or all of your principal if the index return is negative.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the ROS and you will not receive any dividend payments or other distributions on any index constituent stocks.
♦	Owning the ROS is not the same as owning the index constituent stocks — Owning the ROS is not the same as owning the index constituent stocks. As a holder of the ROS, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the index constituent stocks would have.
♦	Price prior to maturity — The market price of the ROS will be influenced by many unpredictable and interrelated factors, including the levels of the Index; the volatility of the Index; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
♦	The Index reflects price return, not total return — The return on your ROS is based on the performance of the Index, which reflects the changes in the market prices of the index constituent stocks. It is not, however, linked to a ``total return” index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the index constituent stocks. The return on your ROS will not include such a total return feature or dividend component.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than the initial price to public since the initial price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the index and/or over-the-counter options, futures or other instruments with return linked to the performance of the Index, may adversely affect the market price of the Index and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Index, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. The calculation agent, an affiliate of the issuer, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.

♦	UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests — UBS and its affiliates are not affiliated with the sponsor of the underlying index (the ``index sponsor”) and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the Index. The index sponsor is not involved in the offer of the ROS in any way and has no obligation to consider your interest as an owner of the ROS in taking any actions or making any judgments that might affect the market value of your ROS.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the ROS, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the stocks included in such Index, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation. See “What Are the Tax Consequences of the ROS” on page 9.
♦	Potential return only at maturity — You can only earn the potential return if you hold your ROS to maturity.

S&P 500® Index

We have derived all information contained in this pricing supplement regarding the S&P 500® Index, including without limitation, its make-up, method of calculation and changes in its components from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

S&P has no obligation to continue to publish the S&P 500® Index, and may discontinue publication of the S&P 500® Index at any time. The S&P 500® Index is determined, comprised and calculated by S&P without regard to the Securities.

The S&P 500® Index is published by S&P. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index”, the S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P Index, with the number of companies included in each group as of July 28, 2010 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (39); Financials (80); Health Care (51); Industrials (56); Information Technology (76); Materials (32); Telecommunications Services (9); and Utilities (35).

Historical Information

The following table sets forth the quarterly high and low closing levels for the Index, based on daily closing levels, as reported by Bloomberg. The closing level of the Index on July 28, 2010 was 1106.13. Past performance of the Index is not indicative of the future performance of the Index.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	1307.25	1254.78	1294.83
4/3/2006	6/30/2006	1325.76	1223.69	1270.20
7/3/2006	9/29/2006	1339.15	1234.49	1335.85
10/2/2006	12/29/2006	1427.09	1331.32	1418.30
1/3/2007	3/30/2007	1459.68	1374.12	1420.86
4/2/2007	6/29/2007	1539.18	1424.55	1503.35
7/2/2007	9/28/2007	1553.08	1406.70	1526.75
10/1/2007	12/31/2007	1565.15	1407.22	1468.36
1/2/2008	3/31/2008	1447.16	1273.37	1322.70
4/1/2008	6/30/2008	1426.63	1278.38	1280.00
7/1/2008	9/30/2008	1305.32	1106.39	1166.36
10/1/2008	12/31/2008	1161.06	752.44	903.25
1/2/2009	3/31/2009	934.70	676.53	797.87
4/1/2009	6/30/2009	946.21	811.08	919.32
7/1/2009	9/30/2009	1071.66	879.13	1057.08
10/1/2009	12/31/2009	1127.78	1025.21	1115.10
1/4/2010	3/31/2010	1174.17	1056.74	1169.43
4/1/2010	6/30/2010	1217.28	1030.71	1030.71
7/1/2010*	7/28/2010*	1115.01	1022.58	1106.13
*	As of the date of this pricing supplement available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 28, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the performance of the Index from June 1, 1998 through July 28, 2010, based on information from Bloomberg. The dotted line represents the Trigger Level of 774.29, which is equal to 70% of the closing level on July 28, 2010. Past performance of the Index is not indicative of the future performance of the Index.

Hypothetical Examples and Return Table of the ROS at Maturity

The examples and table below illustrate the Payment at Maturity for a $10.00 Security on a hypothetical offering of the ROS, with the following assumptions:

Investment Term:	3 years
Index Starting Level:	1106.13
Trigger Level:	774.29 (70% of Index Starting Level)
Maximum Gain:	58.60%
Range of Index Performance:*	50% to -50%
Observation Period:	Final Valuation Date
*	The Index Return range is provided for illustrative purposes only. The actual Index Return may be below -50% and you therefore may lose up to 100% of your investment in the ROS.

Index Ending Level	Index Return	Payment at Maturity	Securities Total Return at Maturity
1659.20	50.00%	$15.86	58.60%
1603.89	45.00%	$15.86	58.60%
1538.29	39.07%	$15.86	58.60%
1493.28	35.00%	$15.25	52.50%
1437.97	30.00%	$14.50	45.00%
1382.66	25.00%	$13.75	37.50%
1327.36	20.00%	$13.00	30.00%
1272.05	15.00%	$12.25	22.50%
1161.44	5.00%	$10.75	7.50%
1106.13	0.00%	$10.00	0.00%
1050.82	-5.00%	$10.00	0.00%
940.21	-15.00%	$10.00	0.00%
884.90	-20.00%	$10.00	0.00%
829.60	-25.00%	$10.00	0.00%
774.29	-30.00%	$10.00	0.00%
718.98	-35.00%	$6.50	-35.00%
663.68	-40.00%	$6.00	-40.00%
608.37	-45.00%	$5.50	-45.00%
553.07	-50.00%	$5.00	-50.00%

Example 1 — On the Final Valuation Date, the Index closes 5% above the Index Starting Level. Since the Index Return is 5%, you will receive 1.5× the Index Return, or a 7.50% total return, and the payment at maturity per $10.00 principal amount of the ROS will be calculated as follows:

$10.00 + ($10.00 × 1.5 × 5%) = $10.00 + $0.75 = $10.75

Example 2 — On the Final Valuation Date, the Index closes 50% above the Index Starting Level. Since 1.5x the Index Return of 50% is more than the Maximum Gain of 58.60%, you will receive the Maximum Gain of 58.60%, and the payment at maturity is equal to $15.86 per $10.00 principal amount of ROS

Example 3 — On the Final Valuation Date, the Index closes 15% below the Index Starting Level. Since the Index Return is -15%, which is above the Trigger Level of 70%, the payment at maturity is equal to $10.00 per $10.00 principal amount of ROS

Example 4 — On the Final Valuation Date, the Index closes 40% below the Index Starting Level. Since the Index Return is -40%, which is below the Trigger Level of 70%, the payment at maturity per $10.00 principal amount of ROS is as follows:

$10.00 + ($10.00 × -40%) = $6.00

Accordingly, if the Index closes below the Trigger Level on the Final Valuation Date, you may lose up to 100% of your principal.

What Are the Tax Consequences of the ROS?

The following is a general description of certain United States federal tax considerations relating to the ROS. It does not purport to be a complete analysis of all tax considerations relating to the ROS. Prospective purchasers of the ROS should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the ROS and receiving payments of principal and/or other amounts under the ROS. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below supplements the discussion under “U.S. Tax Considerations” in the attached prospectus and replaces the discussion under “Supplemental U.S. Tax Considerations” in the ROS CP product supplement. This discussion applies to you only if you are the original investor in the ROS and you hold your ROS as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

♦	a dealer in securities,
♦	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
♦	a bank,
♦	a life insurance company,
♦	a tax-exempt organization,
♦	a person that owns ROS as part of a straddle or a hedging or conversion transaction for tax purposes, or
♦	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Except as otherwise noted under “Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a United States holder if you are a beneficial owner of a ROS and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If a partnership holds the ROS, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ROS should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ROS.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE ROS SHOULD BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE ROS ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF HAVING AGREED TO THE REQUIRED TAX TREATMENT OF YOUR ROS DESCRIBED BELOW AND AS TO THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS TO YOUR INVESTMENT IN YOUR ROS.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your ROS as a pre-paid derivative contract with respect to the Index and the terms of the ROS require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat the ROS for all tax purposes in accordance with such characterization. If the ROS are so treated, you should generally not accrue any income with respect to the ROS during the term of the ROS and you should generally recognize capital gain or loss upon the sale, exchange or maturity of your ROS in an amount equal to the difference between the amount realized at such time and your tax basis in the ROS. In general, your tax basis in your ROS will be equal to the price you paid for them. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Treatments.  Because of the absence of authority regarding the appropriate tax characterization of your ROS, it is possible that the Internal Revenue Service could seek to characterize your ROS in a manner that results in tax consequences to you that are different from those described above. In 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the ROS. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ROS should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the ROS will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your ROS for United States federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of ROS purchased after the bill was enacted to accrue interest income over the term of the ROS despite the fact that there will be no interest payments over the term of the ROS. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your ROS.

It is possible that the ROS could be treated as a debt instrument subject to the special tax rules governing contingent debt instruments. If the ROS are so treated, you would be required to accrue interest income over the term of your ROS based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your ROS. You would recognize gain or loss upon the sale or maturity of your ROS in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your ROS. In general, your adjusted basis in your ROS would be equal to the amount you paid for your ROS, increased by the amount of interest you previously accrued with respect to your ROS. Any gain you recognize upon the sale, redemption or maturity of your ROS would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your ROS, and thereafter, would be capital loss.

Because of the absence of authority regarding the appropriate tax characterization of your ROS, it is possible that the Internal Revenue Service could seek to characterize your ROS in a manner that results in tax consequences to you that are different from those described above. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your ROS or a portion of your ROS. If Section 1256 were to apply to your ROS, gain or loss recognized with respect to your ROS or the relevant portion of your ROS) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the ROS. You would also be required to mark your ROS (or a portion of your ROS) to market at the end of each year (i.e.,recognize gain or loss as if the ROS or the relevant portion of the ROS had been sold for fair market value).

The Internal Revenue Service could also possibly assert that (i) you should be treated as owning the components of the Index, (ii) you should be required to recognize taxable gain upon a rollover or rebalancing, if any, of the components of the Index, (iii) any gain or loss that you recognize upon the exchange or maturity of the ROS should be treated as ordinary gain or loss, (iv) you should be required to accrue interest income over the term of your ROS or (v) you should be required to include in ordinary income an amount equal to any increase in the Index that is attributable to ordinary income that is realized in respect of the components of the Index. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your ROS for U.S. federal income tax purposes.

Treasury Regulations Requiring Disclosure of Reportable Transactions.  Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the ROS or a sale of the ROS should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the ROS or a sale of the ROS to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of ROS.

Backup Withholding and Information Reporting.  If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

♦	payments of principal and interest on a ROS within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and
♦	the payment of the proceeds from the sale of a ROS effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

♦	fails to provide an accurate taxpayer identification number,
♦	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or
♦	in certain circumstances, fails to comply with applicable certification requirements.

Payment of the proceeds from the sale of a ROS effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a ROS that is effected at a foreign office of a broker will generally be subject to information reporting and backup withholding if:

♦	the proceeds are transferred to an account maintained by you in the United States,
♦	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or
♦	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations.

In addition, a sale of a ROS effected at a foreign office of a broker will generally be subject to information reporting if the broker is:

♦	a United States person,

♦	a controlled foreign corporation for United States tax purposes,
♦	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or
♦	a foreign partnership, if at any time during its tax year:
♦	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or
♦	such foreign partnership is engaged in the conduct of a United States trade or business.

Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Recent Legislation

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the Securities, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Under recently enacted legislation, individuals (and to the extent provided in future regulations, entities) that own “specified foreign financial assets” may be required to file information with respect to such assets with their income tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the ROS.

Non-United States Holders.  If you are not a United States holder, you will generally not be subject to United States withholding tax with respect to payments on your ROS but you may be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your ROS unless you comply with certain certification and identification requirements as to your foreign status. Gain from the sale or exchange of a ROS or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied.

Supplemental Plan of Distribution (Conflicts of Interest)

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell the ROS in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Categorization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.